UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 3, 2006

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

_________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi-Cosi

Bébé Confort

Baby Relax

Babidéal

MonBébé

Quinny

HOME FURNISHINGS

Ameriwood

Ridgewood

Charleswood

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina

SystemBuild

Cosco Ability Care Essentials

Altra Furniture

RECREATIONAL / LEISURE

Pacific Cycle

Schwinn

GT

Mongoose

InSTEP

EXCHANGES

CANADA

TSX:

DII.MV, DII.SV

U.S.A.

NASDAQ:

DIIB

CONTACT:

MaisonBrison/BarnesMcInerney

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL REPORTS 2005 Q4 AND ANNUAL RESULTS

Montreal, March 2, 2006 — Dorel Industries Inc. (TSX: DII.MV DII.SV; NASDAQ: DIIB) today released results for the fourth quarter and year ended December 30, 2005. Adjusted net income for the quarter, excluding restructuring costs incurred on the previously-announced Ameriwood ready-to-assemble (RTA) furniture plant shutdown was US$22.9 million or US$0.70 per diluted share, compared to US$34.7 million or US$1.05 per diluted share a year ago. Net income was US$22.5 million or US$0.69 per diluted share. Fourth quarter revenue was US$430.3 million, down from US$469.1 million a year ago.

The revenue decline in the quarter was due to a sharp decline in the Recreational/Leisure segment, which declined by 35.8% against the fourth quarter of 2004 which included exceptional sales of the Sting-Ray bicycle in anticipation of the 2004 holiday shopping season. The Juvenile and Home Furnishing segments posted modest revenue increases of 1.5% and 2.0% respectively in the quarter.

Revenue for the full year increased by 3.0% to US$1.76 billion from last year’s revenue of US$1.71 billion.  Adjusted net income for the year declined 2.6% to US$97.5 million or US$2.96 per diluted share compared to US$100.1 million or US$3.04 per share a year ago. On an unadjusted basis, annual net income was down 8.7% to US$91.3 million or US$2.77 per diluted share.

Year-over-year increases in revenues also occurred in both the Juvenile and Home Furnishing segments, which increased by 9.1% and 4.8% respectively. However, these gains were offset by a decline in Recreational/Leisure sales of 11.5%, due principally to the 2004 success of the Sting-Ray bicycle. In 2005, our sales of these models were negligible as retailers were fully stocked throughout the year.

“In 2005 Dorel had strong performances in Juvenile and in several Home Furnishing units. However these were offset by challenges in Recreational/Leisure and Ready-to-Assemble (RTA) furniture. Pacific Cycle was following a huge success in 2004 with its Sting-Ray chopper bicycle, a success that made 2005 a difficult one by comparison. However, as a result of this event, we have re-focused our energy on improving the recreational product line beyond bicycles into motor scooters, swing sets and adding effort to other areas of that business. Our RTA furniture business continues to be in a turn-around phase. Significant improvements were made in sales and marketing, as well as new product development, but necessary factory improvements remain to be achieved,” commented Martin Schwartz, Dorel President and CEO.

Summary of Financial Highlights
Fourth quarter ended December 30
All figures in thousands of US $, except per share amounts
	2005	2004	Change %
Revenue	430,258	469,072	-8.3%
Adjusted net income	22,893	34,721	-34.1%
Per share - Basic	0.70	1.06	-34.0%
Per share - Diluted	0.70	1.05	-33.3%
Net income	22,546	34,721	-35.1%
Per share - Basic	0.69	1.06	-34.9%
Per share - Diluted	0.69	1.05	-34.3%
Average number of shares outstanding -
diluted weighted average	32,859,112	32,924,736

Summary of Financial Highlights
Year ended December 30
All figures in thousands of US $, except per share amounts
	2005	2004	Change %
Revenue	1,760,865	1,709,074	3.0%
Adjusted net income	97,453	100,076	-2.6%
Per share - Basic	2.97	3.06	-2.9%
Per share - Diluted	2.96	3.04	-2.6%
Net income	91,322	100,076	-8.7%
Per share - Basic	2.78	3.06	-9.2%
Per share - Diluted	2.77	3.04	-8.9%
Average number of shares outstanding -
diluted weighted average	32,927,701	32,915,232

Juvenile Segment

Fourth quarter Juvenile revenue was up 1.5% to US$201.2 million compared to US$198.2 million during the same period a year ago. Earnings from operations increased 27.1% to US$23.7 million from US$18.6 million last year. For the year, revenue rose 9.1% to US$846.9 million from US$776.4 million last year, while earnings from operations jumped 51.3% to US$99.4 million from US$65.7 million a year ago.

For the quarter, organic revenues increased in North America and Europe by 7.9% and 2.5% respectively. However, the lower rate of exchange of the Euro to U.S. dollar in the quarter had the effect of decreasing European revenues by 6.0%. The earnings improvement in the quarter was due mainly to earnings improvements in North America, where lower product liability costs and higher margins drove an earnings increase of 90%. European earnings were essentially flat compared to the prior year.

Sales successes occurred in both North America and Europe, despite an environment of higher raw material costs. In North America, juvenile sales increased by 8% driven by, sales increases in categories where Dorel expanded its product offerings in play yards, walkers and swings. Canadian sales were aided by new booster seat legislation and the strong Canadian dollar. Gross margins in the U.S. declined by 200 basis points due to higher raw material costs, principally resin, and a less profitable product mix. Offsetting this decline were improved margins in Canada due mainly to the strong Canadian dollar. Operating costs for the year declined due to product liability costs which decreased by US$22.6 million from 2004 levels.

Progress in Europe occurred in several markets, the most impressive of which were the United Kingdom, Germany, Italy and Spain. To a great extent, the success was driven by the introduction of new travel systems under the Quinny brand, known as the Buzz and Zapp.  2005 sales in Europe increased by 9% over the previous year. Contrary to the fourth quarter, revenue growth in Europe was unaffected by exchange rate variances as the annual average rate of exchange versus the U.S. dollar was similar in both 2005 and 2004.

Home Furnishings Segment

Home Furnishings revenue was up 2.0% to US$148.8 million during the fourth quarter compared to US$145.9 million a year ago. Adjusted earnings from operations, excluding restructuring costs, decreased 42.3% to US$8.2 million from US$14.2 million last year. Revenue for the year was up 4.8% to US$569.3 million from US$543.2 million last year. Adjusted earnings from operations for the year, excluding restructuring costs, were down 23.3% to US$33.2 million from US$43.3 million last year.

For the quarter, the revenue increase came from higher sales at Dorel Asia which offset a 5.5% decline at Cosco Home & Office and a 13% decline in sales of ready-to-assemble (RTA) furniture and futons at Ameriwood. The segment’s earnings for the quarter were lower than 2004 due to the continuing lower sales levels and lesser efficiencies at Ameriwood. Dorel Asia and Cosco Home & Office both posted earnings at or higher than last year’s levels.

For the year, revenue increases occurred at all Home Furnishing operations with the exception of Ameriwood’s RTA furniture sales.  Cosco Home & Office sales of folding furniture and other imported home furnishings increased by 7% over 2004, with gains coming mainly from sales of ladders and step stools. Successful new product placements in several categories by Dorel Asia at new and existing customers helped revenues reach US$133 million, a 65% increase from 2004. Ameriwood futon sales also rose, increasing by 28% over the prior year. However, ready-to-assemble sales declined by 17% from the prior year due to declines at mass merchant customers.

Earnings for the year declined due to lower sales and reduced margins at Ameriwood.  These margin declines were due principally to lower efficiencies and higher overhead absorption due to lower sales levels. The stronger Canadian dollar also decreased earnings as two of the Ameriwood plants are located in Canada and have substantial sales into the U.S. Ameriwood’s adjusted earnings, excluding all restructuring costs, declined by US$15.1 million from 2004 levels, offset by improved earnings at all other divisions within the segment. Of this decline, approximately US$5.0 million was due to lower sales levels with the balance due to decreased margins.

As has been detailed by the Company in prior disclosures, the RTA furniture division is undergoing several initiatives to re-ignite its earnings to reach acceptable levels of profitability.  During the year it successfully broadened its customer base from the traditional mass merchants and implemented an increasingly successful import program. However, the required improvements in factory operations were anticipated sooner. It is now believed these improvements will be in place by the end of the second quarter. As a result, RTA earnings for the first quarter are not expected to significantly improve over those of the fourth quarter. In addition since early February, particle board prices have been rising, which may put additional pressure on margins during the year.

Recreational/Leisure Segment

Fourth quarter Recreational/Leisure revenue decreased 35.8% to US$80.2 million compared to last year’s US$125.0 million. Earnings from operations dropped 58.6% to US$6.5 million from US$15.7 million. For the year, revenue was down 11.5% to $344.7 million from US$389.5 million last year. Full year earnings from operations were down 29.5% to US$34.9 million from US$49.4 million last year.

The revenue and earnings decline in the quarter was due exclusively to lower sales of the Sting-Ray bicycle. Excluding sales of this model, revenues increased by 10% over 2004 levels. For the year, 2005 sales include US$12.3 million from an extra month’s sales. Therefore, as 2004 only included eleven month’s results, true organic revenues actually declined by 14.7% from the prior year. Sales of non-Sting-Ray products actually increased by 9% over 2004 as the core business remains strong and is being expanded. These sales increases occurred in several product categories and brands.  However, Sting-Ray sales in 2004 far exceeded those in 2005 more than offsetting any increases.

Other

The Company’s tax rate increased to 14.6% in 2005 compared to 6.4% in 2004. After removing the impact of the restructuring costs the Company’s tax rate for the year was 16.3%, which was in line with expectations. The 2004 tax rate of 6.4% was unusually low due to lower earnings in higher tax rate jurisdictions as well as revaluation of long-term future tax balances, the benefit of loss carry-forwards not previously recognized and other adjustments.

Free cash flow, defined as cash flow from operations less capital expenditures was US$71.1 million in 2005 versus US$66.2 million in 2004.

Reconciliation of net income to adjusted net income

Included in this press release are the financial measures “adjusted earnings from operations” and “adjusted net income”, both non-GAAP financial measures, as the Company believes this permits more meaningful comparisons of its core business performance between the periods presented. A reconciliation of adjusted net income to GAAP net income is set forth below:

DOREL INDUSTRIES INC.
CONSOLIDATED STATEMENT OF INCOME
ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

	Fourth quarter ended December 30, 2005			Year ended December 30, 2005
	As reported	Restructuring costs	Adjusted, excluding costs	As reported	Restructuring costs	Adjusted, excluding costs

TOTAL REVENUE	$ 430,258	$ -	$ 430,258	$ 1,760,865	$ -	$ 1,760,865

EXPENSES
Cost of sales	339,287	15	339,302	1,367,217	(2,478)	1,364,739
Selling, general and administrative expenses	44,437	-	44,437	200,159	-	200,159
Depreciation and amortization	10,448	-	10,448	38,999	-	38,999
Research and development costs	1,733	-	1,733	7,945	-	7,945
Restructuring costs	550	(550)	-	6,982	(6,982)	-
Interest on long-term debt	7,861	-	7,861	31,240	-	31,240
Other interest	338	-	338	1,410	-	1,410
	404,654	(535)	404,119	1,653,952	(9,460)	1,644,492

Income before income taxes	25,604	535	26,139	106,913	9,460	116,373

Income taxes	3,058	188	3,246	15,591	3,329	18,920

NET INCOME	$ 22,546	$ 347	$ 22,893	$ 91,322	$ 6,131	$ 97,453

EARNINGS PER SHARE
Basic	$0.69	$0.01	$0.70	$2.78	$0.19	$2.97
Diluted	$0.69	$0.01	$0.70	$2.77	$0.19	$2.96

SHARES OUTSTANDING
Basic - weighted average	32,858,942	32,858,942	32,858,942	32,836,733	32,836,733	32,836,733
Diluted - weighted average	32,859,112	32,859,112	32,859,112	32,927,701	32,927,701	32,927,701

CONFERENCE CALL

Dorel Industries Inc. will hold a conference call to discuss these results today at 10:30 A.M. Eastern Time. Interested parties can join the call by dialling (514) 807-8791 (Montreal or overseas) or (866) 250-4909 (elsewhere in North America). The conference call can also be accessed via live webcast at www.dorel.com , www.newswire.ca or www.q1234.com. If you are unable to call in at this time, you may access a tape recording of the meeting by calling 1-877-289-8525 and entering the passcode 21178323# on your phone. This tape recording will be available on Thursday, March 2nd, 2006 as of 1:30 P.M. until 11:59 P.M. on Thursday, March 9th, 2006.

Complete financial statements will be available on the Company's website, www.dorel.com, and will be available through the SEDAR and EDGAR websites.

Profile

Dorel Industries (TSX: DII.SV, DII.MV; NASDAQ: DIIB) is a global consumer products company engaged in the designing, manufacturing and marketing of a diverse portfolio of powerful consumer brands, sold through its Juvenile, Home Furnishings, and Recreational/Leisure segments. Headquartered in Montreal, Dorel employs approximately 5,000 people in fourteen countries. Dorel also has offices in Shanghai and Shenzhen, China which oversee the sourcing, engineering and logistics of all Asian operations. 2005 sales were US$1.8 billion.

US operations include Dorel Juvenile Group USA, which markets the Cosco and Safety 1st brands as well as Eddie Bauer and Disney Baby licensed products; Ameriwood Industries, which markets ready-to-assemble products under the Ameriwood, Carina, SystemBuild, Altra Furniture and Ridgewood/Charleswood brands as well as the California Closets license; Cosco Home & Office, which markets home/office products under the Cosco and Cosco Ability Essentials brands and Samsonite license; and Pacific Cycle, which markets the Schwinn, Mongoose, GT, InSTEP and Roadmaster brands. In Canada, Dorel operates Dorel Distribution Canada, Ridgewood Industries and Dorel Home Products. Dorel Europe markets juvenile products throughout Europe, under the Bébé Confort, Maxi-Cosi, Quinny, Safety 1st, Babidéal, Mon Bébé and Baby Relax brands. Dorel Asia sources and imports home furnishings products.

Caution Concerning Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of Dorel Industries Inc. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. The business of the Company and these forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ from expected results. Important factors which could cause such differences may include, without excluding other considerations, increases in raw material costs, particularly for key input factors such as particle board and resins; increases in ocean freight container costs; failure of new products to meet demand expectations; changes to the Company’s effective income tax rate as a result of changes in the anticipated geographic mix of revenues; the impact of price pressures exerted by competitors, and settlements for product liability cases which exceed the Company’s insurance coverage limits. A description of the above mentioned items and certain additional risk factors are discussed in the Company’s Annual MD&A and Annual Information Form, filed with the securities regulatory authorities in Canada and the U.S. The risk factors outlined in the previously mentioned documents are specifically incorporated herein by reference. The Company’s business, financial condition, or operating results could be materially adversely affected if any of these risks and uncertainties were to materialize.  Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

DOREL INDUSTRIES INC.

CONSOLIDATED BALANCE SHEET

ALL FIGURES IN THOUSANDS OF US $

	as at December 30, 2005	as at December 30, 2004
ASSETS
CURRENT ASSETS
Cash	$ 12,345	$ 11,288
Accounts receivable	287,225	285,207
Income taxes receivable	14,817	7,587
Inventories	279,265	292,911
Prepaid expenses	10,288	12,756
Funds held by ceding insurer	3,647	7,920
Future income taxes	26,060	22,650
	633,647	640,399

PROPERTY, PLANT AND EQUIPMENT	144,248	163,707
DEFERRED CHARGES	15,561	20,983
GOODWILL	481,518	512,546
INTANGIBLE ASSETS	253,245	262,968
OTHER ASSETS	10,750	10,786
ASSETS HELD FOR SALE	3,699	-
	$ 1,542,668	$ 1,611,389

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness	$ 4,828	$ 1,915
Accounts payable and accrued liabilities	305,922	353,229
Income taxes payable	18,483	12,105
Balance of sale payable	4,946	7,773
Current portion of long-term debt	8,025	7,686
	342,204	382,708

LONG-TERM DEBT	439,634	505,816
PENSION & POST-RETIREMENT BENEFIT OBLIGATIONS	19,081	19,357
BALANCE OF SALE PAYABLE	665	5,278
FUTURE INCOME TAXES	62,986	65,320
OTHER LONG-TERM LIABILITIES	5,656	4,631

SHAREHOLDERS’ EQUITY
CAPITAL STOCK	162,503	160,876
CONTRIBUTED SURPLUS	3,639	1,081
RETAINED EARNINGS	478,155	386,833
CUMULATIVE TRANSLATION ADJUSTMENT	28,145	79,489
	672,442	628,279
	$ 1,542,668	$ 1,611,389

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF INCOME

ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

	Fourth quarter ended		Year ended
	December 30, 2005	December 30, 2004	December 30, 2005	December 30, 2004

Sales	$ 426,053	$ 464,492	$ 1,740,693	$ 1,690,952

Licensing and commission income	4,205	4,580	20,172	18,122

TOTAL REVENUE	430,258	469,072	1,760,865	1,709,074

EXPENSES
Cost of sales	339,287	364,289	1,367,217	1,315,921
Selling, general and administrative expenses	44,347	51,770	200,159	211,362
Depreciation and amortization	10,448	8,930	38,999	34,611
Research and development costs	1,733	1,729	7,945	6,420
Restructuring costs	550	-	6,982	-
Interest on long-term debt	7,861	8,215	31,240	30,594
Other interest	338	206	1,410	3,193
	404,654	435,139	1,653,952	1,602,101

Income before income taxes	25,604	33,933	106,913	106,973

Income taxes	3,058	(788)	15,591	6,897

NET INCOME	$ 22,546	$ 34,721	$ 91,322	$ 100,076

EARNINGS PER SHARE:
Basic	$ 0.69	$ 1.06	$ 2.78	$ 3.06
Diluted	$ 0.69	$ 1.05	$ 2.77	$ 3.04

SHARES OUTSTANDING
Basic – weighted average	32,858,942	32,785,978	32,836,733	32,728,727
Diluted – weighted average	32,859,112	32,924,736	32,927,701	32,915,232

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

ALL FIGURES IN THOUSANDS OF US $

	Fourth quarter ended		Year ended
	December 30, 2005	December 30, 2004	December 30, 2005	December 30, 2004

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income	$ 22,546	$ 34,721	$ 91,322	$ 100,076
Items not involving cash:
Depreciation and amortization	10,448	8,930	38,999	34,611
Amortization of deferred financing costs	386	416	1,592	1,578
Future income taxes	2,109	(1,996)	43	(4,439)
Stock based compensation	433	1,081	2,602	1,081
Restructuring costs	410	-	9,335	-
Loss (gain) on disposal of capital assets	(1,041)	398	(680)	808
	35,291	43,550	143,213	133,715

Changes in non-cash working capital:	21,568	(13,890)	(44,345)	(17,055)

CASH PROVIDED BY OPERATING ACTIVITIES	56,859	29,660	98,868	116,660

FINANCING ACTIVITIES
Bank indebtedness	4,356	973	3,061	1,005
Long-term debt	(55,369)	(26,186)	(65,713)	223,892
Issuance of capital stock	-	214	1,417	3,908
CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(51,013)	(24,999)	(61,235)	228,805

INVESTING ACTIVITIES
Acquisition of subsidiary companies	-	(619)	(7,440)	(296,504)
Additions to property, plant and equipment – net	(3,395)	(7,672)	(19,895)	(32,600)
Deferred charges	(2,222)	(3,961)	(7,909)	(13,688)
Funds held by ceding insurer	(20)	1,835	4,273	(1,117)
Intangible assets	(190)	(238)	(4,213)	(3,029)
CASH USED IN INVESTING ACTIVITIES	(5,827)	(10,655)	(35,184)	(346,938)

Effect of exchange rate change on cash	(1,925)	(518)	(1,392)	(1,116)

NET INCREASE IN CASH	(1,906)	(6,512)	1,057	(2,589)

Cash, beginning of period	14,251	17,800	11,288	13,877

CASH, END OF PERIOD	$ 12,345	$ 11,288	$ 12,345	$ 11,288

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

ALL FIGURES IN THOUSANDS OF US $

Year ended
	December 30, 2005	December 30, 2004

BALANCE, BEGINNING OF YEAR	$ 386,833	$ 286,757

Net income	91,322	100,076

BALANCE, END OF YEAR	$ 478,155	$ 386,833

DOREL INDUSTRIES INC.

SEGMENTED INFORMATION

ALL FIGURES IN THOUSANDS OF US $

Industry Segments

	Total		Juvenile		Home Furnishings		Recreational/Leisure
			For the year ended December 30,
	2005	2004	2005	2004	2005	2004	2005	2004

Total Revenues	$ 1,760,865	$ 1,709,074	$ 846,856	$ 776,370	$ 569,347	$ 543,219	$ 344,662	$ 389,485
Cost of sales	1,367,217	1,315,921	598,218	552,289	495,492	459,899	273,507	303,733
Selling, general and administrative	181,780	193,763	112,081	126,166	34,410	31,842	35,289	35,755
Depreciation and amortization	38,920	34,540	31,615	27,558	6,318	6,433	987	549
Research and development costs	7,945	6,420	5,542	4,675	2,403	1,745	-	-
Restructuring costs	6,982	-	-	-	6,982	-	-	-
Earnings from Operations	158,021	158,430	$ 99,400	$ 65,682	$ 23,742	$ 43,300	$ 34,879	$ 49,448
Interest	32,650	33,787
Corporate expenses	18,458	17,670
Income taxes	15,591	6,897

Net income	$ 91,322	$ 100,076

Industry Segments

	Total		Juvenile		Home Furnishings		Recreational/Leisure
			For the fourth quarter ended December 30,
	2005	2004	2005	2004	2005	2004	2005	2004

Total Revenues	$ 430,258	$ 469,072	$ 201,215	$ 198,157	$ 148,847	$ 145,940	$ 80,196	$ 124,975
Cost of sales	339,287	364,289	142,746	144,023	130,743	123,150	65,798	97,116
Selling, general and administrative	40,429	45,661	24,446	26,572	8,411	7,084	7,572	12,005
Depreciation and amortization	10,436	8,911	9,178	7,684	922	1,039	336	188
Research and development costs	1,733	1,729	1,153	1,234	580	495	-	-
Restructuring costs	550	-	-	-	550	-	-	-
Earnings from Operations	37,823	48,482	$ 23,692	$ 18,644	$ 7,641	$ 14,172	$ 6,490	$ 15,666
Interest	8,199	8,421
Corporate expenses	4,020	6,128
Income taxes	3,058	(788)

Net income	$ 22,546	$ 34,721

Geographic Segments – Origin of Revenues

	Year ended December 30,		Fourth quarter ended December 30,
	2005	2004	2005	2004

Canada	$ 187,029	$ 167,571	$ 38,712	$ 35,165
United States	1,083,059	1,124,945	268,781	312,079
Europe	358,195	336,493	85,200	99,717
Other foreign countries	132,581	80,065	37,563	22,111
Total	$ 1,760,865	$ 1,709,074	$ 430,258	$ 469,072

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

 Chief Financial Officer

March 3, 2006